UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Midas Medici Group Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

60921A107
(CUSIP Number)

Copy To: Thomas Rose, Esq. Marcelle S. Balcombe Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Flr New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60921A107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Johnson M. Kachidza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[N]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
500,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
500,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.81% (based on 1,225,000 shares of Common Stock issued and outstanding)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the "Shares"), of Midas Medici Group Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 445 Park Avenue, 20th Floor, New York, NY 10022.

Item 2. Identity and Background

(a)  This statement is being filed by Johnson M. Kachidza.

(b)  The business address of Mr. Kachidza is c/o 445 Park Avenue, 20th Floor, New York, NY 10022.

(c)  Mr. Kachidza is the Secretary of the Issuer. He is also the Managing Principal of Knox Lawrence International, a New York based private equity firm

(d)  Mr. Kachidza has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)  During the past five years, Mr. Kachidza has not been (a) convicted in a criminal proceeding, or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) Mr. Kachidza is a citizen of the United States

Item 3. Source and Amount of Funds or Other Considerations

The shares held by Mr. Kachidza were received as a distribution by Midas Medici Group, Inc. which acquired an aggregate of 1,000,000 shares from the Issuer pursuant to the certain Purchase Agreement dated May 15, 2009, among Midas Medici Group, Inc., the Issuer and the Issuer’s sole shareholder, Mondo Management Corp. Mr.  Kachidza also subscribed for additional shares of the Issuer utilizing his personal funds. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Depending on market conditions and other factors, the Reporting Person may purchase additional shares of Common Stock in private transactions. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Person, the Reporting Person's liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, the Reporting Person reserve the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Mr. Kachidza does not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Mr. Kachidza beneficially owns 500,000 or 40.81% of the issued and outstanding common stock of the Issuer. Mr. Kachidza has the sole power to vote or dispose of all of the Shares.

Except as set out above, Mr. Kachidza has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Kachidza and any other person or entity with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 2, 2009

By:	/s/ Johnson M. Kachidza
Johnson M. Kachidza

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